Calculation of Filing Fee Tables

Schedule TO-I/A

Pomona Investment Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$24,297,810 (1)	0.00927%	$2,252.41 (2)
Fees Previously Paid	$18,803,076 (3)	0.01091%	$2,051.42 (4)
Total Transaction Valuation	$24,297,810 (1)	--	--
Total Fees Due for Filing			$2,252.41 (2)
Total Fees Previously Paid			$2,051.42 (4)
Total Fee Offsets			--
Net Fee Due			$200.99

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of December 31, 2021.

(2)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at June 30, 2021 and $92.70 per $1,000,000 on the additional transaction value adjusted for the December 31, 2021 net asset value.

(3)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of June 30, 2021.

(4)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at June 30, 2021.